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Exhibit 99.2

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 4, 2003

ALLIANCE ATLANTIS COMMUNICATIONS INC.
By:	/s/ "Paul Laberge" Name: Paul Laberge Title: Sr. Vice President, Corporate Development & General Counsel

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SIGNATURES